 EXHIBIT 99.5

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marché financiers du Québec

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island, Securities Office

Securities Commission of Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities Nunavut

Office of the Yukon Superintendent of Securities

Toronto Stock Exchange

AND TO:	Eldorado Gold Corporation

I, Peter Lind, P. Eng., Vice President, Technical Services for Eldorado Gold Corporation, hereby consent to the public filing of the technical report titled “Technical Report, Efemçukuru Gold Mine, Türkiye” dated March 28, 2024 and effective December 31, 2023 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Eldorado Gold Corporation on its company website or otherwise.

I have read the annual information form of Eldorado Gold Corporation dated March 28, 2024 (the “AIF”).  I hereby consent to being named in the AIF as having prepared the Technical Report and to the use of the Technical Report, including the incorporation by reference of, and extracts from, or a summary of, the Technical Report in the AIF.

I confirm that the AIF fairly and accurately represents the information in the part of the Technical Report that I am responsible for and supports the disclosure.

Dated this 28th day of March, 2024.

Sincerely,

Peter Lind, P. Eng. Vice President, Technical Services Eldorado Gold Corporation

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